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Exhibit 99(a)(12)

CIMAREX COMPLETES CASH OFFERS TO ACQUIRE NOTES
ASSUMED IN THE MAGNUM HUNTER RESOURCES, INC. MERGER

        Denver, CO—August 8, 2005—Cimarex Energy Co. (NYSE: XEC) (Cimarex) announced today the results of its previously announced offers to purchase for cash any and all of its outstanding 9.60% Senior Notes due 2012 (the 9.60% Notes) and any and all of its outstanding Floating Rate Convertible Senior Notes due 2023 (the Convertible Notes) that were originally issued by Magnum Hunter Resources, Inc. (MHR).

        Cimarex has been advised by Deutsche Bank Trust Company Americas, the depositary for the offers, that, as of the expiration of the offers at 5:00 p.m., New York City time, on August 5, 2005, no 9.60% Notes had been tendered in the 9.60% Notes Offer, and no Convertible Notes had been tendered in the Convertible Notes Offer.

        The offer to acquire the 9.60% Notes and the offer to acquire the Convertible Notes were each made to satisfy Cimarex's contractual obligations under the indentures governing the notes to offer to repurchase the notes in connection with the merger of MHR with and into a wholly-owned subsidiary of Cimarex and, if the subsequent merger of MHR with and into Cimarex resulted in a change in control under the indentures governing the 9.60% Notes and the Convertible Notes, in connection with such subsequent merger.

        Deutsche Bank Trust Company Americas served as both the depositary and the information agent for the offers.

About Cimarex Energy

        Denver-based Cimarex Energy Co. is an independent oil and gas exploration and production company with principal operations in the Mid-Continent, Gulf Coast, Permian Basin of West Texas and New Mexico and Gulf of Mexico areas of the U.S.

FOR FURTHER INFORMATION CONTACT

Cimarex Energy Co.
Mark Burford, Director of Capital Markets
303-295-3995

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CIMAREX COMPLETES CASH OFFERS TO ACQUIRE NOTES ASSUMED IN THE MAGNUM HUNTER RESOURCES, INC. MERGER